UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: December 21, 2006                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Hastings Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         December 21, 2006

3.       PRESS RELEASE

         The press release was released on December 21, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         December 22, 2006.

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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DECEMBER 21, 2006                               TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M


                  CENTRASIA CLOSES $2 MILLION PRIVATE PLACEMENT

VANCOUVER, B.C., DECEMBER 21, 2006 -- Centrasia Mining Corp. ("Centrasia") announces that the non-brokered private placement previously announced on December 6, 2006 has closed. Pursuant to the private placement Centrasia has issued 4,000,000 units at $0.50 per unit, each unit consisting of one share and one half of one non-transferable warrant, each full warrant will entitle the holder to buy one share of Centrasia at $0.75 on or before June 20, 2008. Centrasia has also paid an aggregate of $56,875 and issued an additional 113,750 units as finders' fees.

The financing was placed with New York and Vancouver based institutional investors.

The gross proceeds of $2,000,000 will be used to conduct exploration programs on the Company's existing mineral exploration properties in Kyrgyzstan, for the acquisition of new properties, and for general working capital.

All securities issued pursuant to the placement are subject to a hold period ending April 21, 2007.

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

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